UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING

NOTIFICATION FORM

(AMENDMENT NO. 2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:
Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Nice Claup Kabushiki Kaisha
(Name of Subject Company)
Nice Claup Co., Ltd.
(Translation of Subject Company’s Name into English (if applicable))
Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)
PAL Co., Ltd.
(Name of Person(s) Furnishing Form)
Common Stock
(Title of Class of Subject Securities)
N/A
(CUSIP Number of Class of Securities (if applicable))
Toshiaki Sugiyama Senior Managing Director Nice Claup Co., Ltd. Kyocera Harajyuku Building 3F 6-27-8 Jingumae Shibuya-ku Tokyo 150-0001 Japan +81-3-6418-4649
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company) Copies to:
Akiyuki Tameda Corporate Executive Officer PAL Co., Ltd. Nihonseimei Yodoyabashi Building 4F 3-5-29 Kitahama Chuo-ku Osaka 541-0041 Japan +81-6-6227-0308
N/A
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit I-1: Notice of the 33rd Ordinary General Meeting of Shareholders to be held on April 23, 2015 and related documents, dated April 8, 2015.

Item 2.  Informational Legends

Included in Exhibit I-1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1)	Written irrevocable consent and power of attorney on Form F-X filed with the Commission on March 11, 2015.

(2)	Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Akiyuki Tameda
(Signature)
Akiyuki Tameda Corporate Executive Officer PAL Co., Ltd.
(Name and Title)
April 9, 2015
(Date)